June 1, 2006


VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549-7010

         Re: Form 10-KSB for the Year Ended December 31, 2005 Forms 10-QSB for the quarter ended March 31, 2006 File No. 0-51807

Dear Mr. Decker:

This letter sets forth the responses of Electric Aquagenics Unlimited, Inc. (the "Company") to the comments made in your May 22, 2006 letter. For your convenience, we have repeated in bold letters the staff's comments before each of our responses.

General

     1. Where a comment below requests additional disclosures or other revisions to be made, please show us your proposed revised disclosure in your response. With the exception of the comments below that specifically request an amendment, all revisions may be included in your future filings.

The staff's comment is noted.

Item 6 - Management's Discussion and Analysis or Plan of Operation, page 22

Liquidity and Capital Resources, page 30

     2. Please discuss in your liquidity section the changes in your investing and financing cash flows as depicted in your statement of cash flows. See the SEC Interpretive Release No. 33-8350.

The Company will, in its future filings, discuss in the liquidity section of its MD&A the changes in its cash flows as suggested in SEC Interpretive Release No. 33-8350. Specifically, we will enhance our disclosure by discussing the following issues where material, as well as other financing and investing activities, as applicable:

         o historical information regarding sources of cash and capital expenditures;
         o  an evaluation of the amounts and certainty of cash flows;

         o funds necessary to maintain current operations, complete projects underway and achieve stated objectives or plans;
         o  commitments for capital or other expenditures;
         o the reasonably likely exposure to future cash requirements associated with known trends or uncertainties, and an indication of the time periods in which resolution of the uncertainties is anticipated;
         o the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;
         o  discussion and analysis of known trends and uncertainties;
         o a description of expected changes in the mix and relative cost of capital resources;
         o indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and
         o a discussion of prospective information regarding the Company's sources of and needs for capital, except where otherwise clear from the discussion.

To the extent material, the Company will also disclose historical financing arrangements and their importance to cash flows, including, to the extent material, information that is not included in the financial statements. This disclosure will discuss and analyze, to the extent material, the Company's:

         o  external debt financing;
         o  use of off-balance sheet financing arrangements;
         o  issuance or purchase of derivative instruments linked to its stock;
         o  use of stock as a form of liquidity; and
         o estimate of the potential impact of known or reasonably likely changes in credit ratings or ratings outlook (or inability to achieve changes).

Item 7 - Financial Statements

General

     3. It appears that you have three operation segments beginning in 2005. Please confirm that you have determined that these three operating segments are also reportable segments. If you believe that you meet the criteria discussed in paragraph 17 of SFAS 131 for aggregation of your operating segments into less than three reportable segments, provide us with the analysis you performed in reaching this conclusion. In addition, please tell us why you have not provided the disclosures required by paragraph 33 of SFAS 131 in your 2005 Forms 10-QSB. If the paragraph 33 information should have been included, please amend your 2005 Forms 10-QSB accordingly to include it.

         Please see the Company's response, dated May 25, 2006, to comment 5 of the staff's letter, dated February 10, 2006.

Note 1 - Business Description and Significant Accounting Policies, page F-10

General

     4. Please disclose the amounts of your actual costs for shipping and handling excluded from cost of sales for each period presented as required by paragraph 6 of EITF 00-10, and the line item these excluded amounts are included in.

         Please see the Company's response, dated May 25, 2006, to comment 6 of the staff's letter, dated February 10, 2006.


Warranties, page F-11

     5. Please revise to include the disclosure required by paragraph 14 of FIN 45 for each period presented.

         The Company will provide a separate footnote for warranties in all future filings of both form 10-KSBs and 10-QSBs with the following disclosures as applicable to the periods being reported on:

         Note XX - Warranties - The Company warrants its products against defects in materials and workmanship for a period of one to three years on older machines sold and is moving to using machine hours on current sales. The Company reviews the historical experience of failure rates and estimates the rate of warranty claims that will be made and has accrued a warranty reserve for these anticipated future warranty costs. If actual results differ from the estimates, the Company would adjust the estimated warranty liability. Changes in the warranty reserve are as follows:

                                                                For the Years Ended December 31,
                                                            -----------------------------------------
                                                                    2005                  2004
                                                            --------------------  -------------------
         Warranty reserve at beginning of period            $          95,160     $               -
         Costs accrued for additional warranties                       67,000               120,000
         Service obligations honored                                  (65,360)              (24,840)
                                                            --------------------  -------------------
         Warranty reserve at end of period                  $          96,800     $          95,160
                                                            --------------------  -------------------

Earnings Per Share, page F-12

     6. Please disclose how you are treating the restricted shares you have issued in computing your basic and diluted earnings per share. See paragraphs 10 and 13 of SFAS 128.

         Please see the Company's response, dated May 25, 2006, to comment 7 of the staff's letter, dated February 10, 2006. In addition, for further clarification, these shares were issued and were outstanding and accordingly were included in the calculation of loss per share.


Note 8 - Acquisition of Business, page F-16

     7. Per Items 310(c) and (d) of Regulation S-B, historical financial statements of the acquired business and pro forma financial information might be required to be filed, based upon the results of significance tests performed in accordance with Items 310 (c)(2) and (3) of Regulations S-B. Please provide us with your significance tests for each period presented and file a Form 8-K with the required audited financial statements and pro forma information.

         Please see the Company's response, dated May 25, 2006, to comment 8 of the staff's letter, dated February 10, 2006.


Note 9 - Related Party Transactions, page F-16

Sales to Affiliate, page F-16

     8. Please tell us more regarding the conversion of your accounts receivable to long term notes receivable. What are the stated maturity dates of the notes receivable? Is there a minimum payment plan associated with the notes receivable, and if so, have payments been received in accordance with the plan? What is your basis for believing these amounts will be collected? When do you think full payment will be received and why has almost nothing been paid to date? Why do you think this trend is going to change?

         Please see the Company's response, dated May 25, 2006, to comment 9 of the staff's letter, dated February 10, 2006.

Note 10 - Senior Convertible Debt, page F-17

     9. Please provide us with detailed computations which support you conclusion that you have derivative liability in the amount of $5,353,716 at December 31, 2005.

         Please see the Company's response, dated May 25, 2006, to comment 13 of the staff's letter, dated February 10, 2006.

Note 17- Loss Per Share, page F-23

    10. Please disclose the number of anti-dilutive shares by each type of security. See paragraph 40 (c) of SFAS 128.

         At December 31, 2005 and 2004, the Company had the following shares that were not included in the computation of loss per share because their effect would be anti-dilutive.

                                                                          For the Years
                                                                        Ended December 31,
                                                                   -----------------------------
                                                                       2005             2004
                                                                   -----------      -----------
         Convertible notes payable                                  1,000,000                 -
         Employee stock options                                       605,000                 -
         Non-employee stock options                                   224,999                 -
         Warrants                                                   3,403,293           585,481
                                                                    ---------           -------
         Total potentially anti-dilutive shares                     5,233,292           585,481


                 FORM 10-QSB FOR THE PERIOD ENDED MARCH 31, 2006

General

    11.  Please address the above comments in your interim filings as well.

         We will address the above comments in our future interim filings if such items are present in the filing.

Item 3 - Controls and Procedures, page 18

    12. Please perform an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report and amend your Form 10-QSB to state whether or not they are effective. See Item 307 of Regulation S-B.

         We will amend our 10-QSB for the period ended March 31, 2006 to state whether the controls and procedures are effective.


Exhibit 32

         13. Please file an amendment to your Form 10-QSB to include currently dated certifications, as opposed to the certifications presented in your filing dated May 12, 2005. In doing so, please re-file the Form 10-QSB in its entirety.

         We will file an amended Form 10-QSB in its entirety and include currently dated certifications.

         We appreciate your interest and help in adding clarifications to our disclosures to our shareholders. Our mailing address is 1464 West 40 South, Suite 200, Lindon, Utah 84042; telephone: (801) 443-1031; fax: (801) 443-1029;
e-mail: wjaynes@eau-x.com.

Very truly yours,
Electric Aquagenics Unlimited, Inc.


/s/ H. Warren Jaynes
H. Warren Jaynes
Chief Financial Officer